                                 UNITED STATES                   [SEAL]
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO._______________)*

                        CROWN CORK & SEAL COMPANY, INC.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                    Common Stock, par value $5.00 per share
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  228255 10.5
                       --------------------------------
                                (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



-----------------------                                  ----------------------
  CUSIP NO. ___________                13G                PAGE ___ OF ___ PAGES
-----------------------                                  ----------------------

------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S or I.R.S. IDENTIFICATION NO. OF  ABOVE PERSON

          Benefit Plans Investment Committee of Crown Cork & Seal Company, Inc., as named fiduciary of certain pension plans.

------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [_]
       N/A                                                     (b) [_]

------------------------------------------------------------------------------
 3     SEC USE ONLY



------------------------------------------------------------------------------
 4      CITIZENSHIP OR PLACE OF ORGANIZATION

        N/A

------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

    NUMBER OF
                              5,372,215
     SHARES       -----------------------------------------------------------
                     6     SHARED VOTING POWER
  BENEFICIALLY

    OWNED BY
                   -----------------------------------------------------------
      EACH           7     SOLE DISPOSITIVE POWER

   REPORTING
                              5,372,215
     PERSON       -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
      WITH

------------------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           5,372,215
------------------------------------------------------------------------------
 10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



------------------------------------------------------------------------------
 11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.93%

------------------------------------------------------------------------------
 12      TYPE OF REPORTING PERSON*

           00

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 1 of 8 pages

--------------------------------               -------------------------------
  CUSIP NO. _________                 13G        PAGE _______ OF ______ PAGES
--------------------------------               -------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Benefit Plans Investment Committee of Crown Cork & Seal Company, Inc., as named fiduciary of certain pension plans.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      N/A                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

       N/A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                              5,372,215
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                              5,372,215
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

       5,372,215
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11

        5.93%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

        00
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 8 pages

Item 1(a).     Name of Issuer:
               --------------

               Crown Cork & Seal Company, Inc. ("Crown").

Item 1(b).     Address of Issuer's Principal Executive Office:
               ----------------------------------------------

               9300 Ashton Road, Philadelphia, PA 19136

Item 2(a).     Name of Person Filing:
               ---------------------

               Benefit Plans Investment Committee (the "Committee") of Crown, in its capacity as named fiduciary in accordance with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with respect to the Crown Salaried Pension Plan, the Crown Hourly Pension Plan, the Crown Pension Plan for Salaried Employees of Constar International, Inc. and the Crown Pension Plan for Non-Salaried Employees of Constar International, Inc. (collectively, the "Plans"). The current members of the Committee are William J. Avery, Alan W. Rutherford, Craig R.L. Calle and Peter M. Marks, each of whom is a Director, Officer or employee of Crown. The Committee serves at the pleasure of the Board of Directors of Crown. As a member of the Committee, each member may be deemed to beneficially own the shares of Common Stock (as hereinafter defined) beneficially owned by the Committee.

Item 2(b).     Address of Principal Business Office or, if none, Residence:
               -----------------------------------------------------------

               9300 Ashton Road, Philadelphia, PA 19136

Item 2(c).     Citizenship:
               -----------

               All Committee members are citizens of the United States, except Alan W. Rutherford who is a citizen of the United Kingdom.

Item 2(d).     Title of Class of Securities:
               ----------------------------

               Common Stock, par value $5.00 per share (the "Common Stock").

Item 2(e).     CUSIP Number:
               ------------

               228255 10 5

                               page 3 of 7 pages

Item 3.        Description of Person Filing:
               ----------------------------

               If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (f) x Employee Benefit Plan, Pension Fund which is subject to the provisions of ERISA or Endowment Fund; See (S) 240.13d-1(b)
               (1)(ii)(F).


Item 4.        Ownership:
               ---------

               The Committee is the named fiduciary of the Plans.

               (a)  Amount Beneficially Owned:
                    -------------------------

                    The Plans beneficially owned 5,372,215 Shares of Common Stock as of October 31, 1995.

               (b)  Percent of Class:
                    ----------------

                    5.93% as of October 31, 1995

               (c)  Number of shares as to which such person has:
                    --------------------------------------------

                    (i)  Sole power to vote or to direct the vote:
                         ----------------------------------------

                         5,372,215

                   (ii)  Shared power to vote or to direct the vote:
                         ------------------------------------------

                         Not Applicable

                  (iii)  Sole power to dispose or to direct the disposition of:
                         -----------------------------------------------------

                         5,372,215

                   (iv)  Shared power to dispose or to direct the disposition
                         ----------------------------------------------------
                         of:
                         --

                         Not Applicable

                               page 4 of 7 pages

Item 5.        Ownership of Five Per Cent or Less of a Class:
               ---------------------------------------------

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_]

Item 6.        Ownership of More Than Five Per Cent on Behalf of Another Person:
               ----------------------------------------------------------------

               The Northern Trust Company, an Illinois corporation ("Northern Trust"), holds the Common Stock as trustee of the Plans.
               Northern Trust votes or disposes of the Common Stock in accordance with instructions received from the Committee. Any dividends received in respect of the Common Stock reported herein as well as the proceeds of any sale thereof are for the benefit of the Plans.

Item 7.        Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company:
               -------

               Not applicable.

Item 8.        Identification and Classification of Members:
               --------------------------------------------

               Not applicable.

Item 9.        Notice of Dissolution of Group:
               ------------------------------

               Not applicable.

Item 10.       Certification:
               -------------

               The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                               page 5 of 7 pages

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   November 10, 1995
                                             ------------------------------
                                                        Date

                                             /s/ Peter M. Marks
                                             -----------------------------
                                                      Signature

                                             Peter M. Marks
                                             Administrator of the Benefit Plans
                                             Investment Committee of Crown
                                             Cork & Seal Company, Inc.
                                             --------------------------------
                                                        Name/Title




Date:  November 10, 1995

                               page 6 of 7 pages

                        CROWN CORK & SEAL COMPANY, INC.

                      [ASSISTANT] SECRETARY'S CERTIFICATE



     I, William T. Gallagher, Assistant Secretary of Crown Cork & Seal Company, Inc. do hereby certify that Peter M. Marks is the Administrator of the Benefit Plans Investment Committee of Crown Cork & Seal Company, Inc. and is authorized to sign Schedule 13G under the Securities Exchange Act of 1934 on behalf of the Investment Committee.
                                                       November 10,1995
                                                ------------------------------
                                                             Date

                                                 /s/ William T. Gallagher
                                                -----------------------------
                                                           Signature

                                                 William T. Gallagher
                                                 Assistant Secretary of Crown
                                                 Cork & Seal Company, Inc.
                                                 ------------------------------
                                                           Name/Title



Date:  November 10, 1995

                               page 7 of 7 pages